March 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	PharmAthene, Inc. Registration Statement on Form S-4 Filed February 3, 2017 File No. 333-215891

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PharmAthene, Inc. (the “Registrant”) hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will become effective as of 5:00 p.m. ET on March 31, 2017, or as soon thereafter as practicable.

Please call Jeffrey A. Baumel of Dentons US LLP at (973) 912-7189 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

PHARMATHENE, INC.

/s/ Philip MacNeill
Philip MacNeill
Vice President, Chief Financial Officer, Treasurer and Secretary